UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2003

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


       Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)._______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TECK COMINCO LIMITED
                                   (Registrant)



Date:    December 22, 2003         By:  /s/ KAREN L. DUNFEE
                                        ---------------------------------------
                                        Karen L. Dunfee
                                        Corporate Secretary


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                                                            [LOGO - TECKCOMINCO]
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                                                           EXTERNAL NEWS RELEASE
                                                                        03-28-TC


FOR IMMEDIATE RELEASE:   December 19, 2003


              TECK COMINCO ANNOUNCES HIGHER COAL PRICE SETTLEMENTS

Vancouver, B.C. - Teck Cominco Limited, managing partner of the Elk Valley Coal Partnership, today announced that substantial progress has been made in annual price and volume negotiations with the partnership's export-coal customers for the coal year commencing April 1, 2004.

Sufficient settlements have been achieved in all markets to indicate that the partnership's average price for coal sales during the 2004 coal year (April 1, 2004 - March 31, 2005), including normal levels of sales carried over from the 2003 coal year, is expected to be approximately US$51 per tonne. This represents an increase of nearly 20 percent from the average US dollar price realized during the current coal year.

"These coal price increases, together with recent price increases in our other key commodities; zinc, copper and gold, should significantly enhance Teck Cominco's results in 2004, although the stronger Canadian dollar will offset these price increases somewhat at our operations in Canada," said David Thompson, CEO of Teck Cominco.

More than 80% of the partnership's coal that was available for sale for the 2004 fiscal year has now been priced and contracted. Average coal prices for the fiscal year ending December 31, 2004 are expected to be US$48 per tonne, an increase of 13% over the current year. Taking into account the continued strengthening of the Canadian dollar and foreign currency hedging in 2004, the Canadian dollar price of coal is expected to increase approximately 9% to $67 per tonne for the 2004 fiscal year, assuming a US/Canadian dollar exchange rate of US$0.77. The coal price increase will be offset to some extent by increases in rail and port charges which are linked to coal prices.

As previously disclosed, the cost of producing coal at the mine sites is expected to decline over the next four years due to operating efficiencies, synergies and declining strip ratios.

Teck Cominco, holds a 41% economic interest in the Elk Valley Coal Partnership, inclusive of its 9% interest in the Fording Canadian Coal Trust. The partnership owns Canada's senior metallurgical coal mining properties and is the world's second largest exporter of metallurgical coal, capable of supplying approximately 25 million tonnes of high-quality coal products annually to the international steel industry.

Teck Cominco Limited is a diversified mining corporation, headquartered in Vancouver, Canada with assets totaling approximately $5 billion. Shares are listed on the Toronto Stock Exchange under the symbols TEK.A and TEK.B. The Company is a world leader in the production of zinc and metallurgical coal, and is also a major producer of copper and gold. Further information can be found at WWW.TECKCOMINCO.COM.


                                     - 30 -

For additional information please contact:

Tom Merinsky
Director, Investor Relations
(604) 685-3007



                              TECK COMINCO LIMITED
                   200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
        - TEL: (604) 687-1117 - FAX: (604) 687-6100 - www.teckcominco.com